Exhibit 99.1

Enerplus to Present at EnerCom's Oil & Gas Conference

CALGARY, Aug. 12, 2015 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ray J. Daniels, Senior Vice President, Operations, will provide an update on Enerplus' activities via a presentation at EnerCom's Oil & Gas Conference in Denver, Colorado on Tuesday, August 18, 2015 at 2:45 pm MT (4:45 pm ET). Investors are invited to listen to a live webcast of the presentation at:

http://www.oilandgas360.com/togc-webcast/erf

The live webcast will also be available on The Oil & Gas Conference 20 website at http://www.theoilandgasconference.com.  A replay will be available on the Enerplus website at www.enerplus.com.

Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties and a monthly dividend to shareholders. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 18:00e 12-AUG-15